SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Gildan Activewear Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

375916103

(CUSIP Number)

Christopher Shackelton/Adam Gray

105 Rowayton Avenue

Rowayton, CT 06853

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 17, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box. ☒

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 375916103	Page 2 of 12

1.	Names of reporting persons. Coliseum Capital Management, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 9,881,461
	9.	Sole dispositive power 0
	10.	Shared dispositive power 9,881,461

11.	Aggregate amount beneficially owned by each reporting person 9,881,461
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 5.7%
14.	Type of reporting person (see instructions) IA

CUSIP No. 375916103	Page 3 of 12

1.	Names of reporting persons. Coliseum Capital, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 8,112,975
	9.	Sole dispositive power 0
	10.	Shared dispositive power 8,112,975

11.	Aggregate amount beneficially owned by each reporting person 8,112,975
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 4.7%
14.	Type of reporting person (see instructions) OO

CUSIP No. 375916103	Page 4 of 12

1.	Names of reporting persons. Coliseum Capital Partners, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 7,067,612
	9.	Sole dispositive power 0
	10.	Shared dispositive power 7,067,612

11.	Aggregate amount beneficially owned by each reporting person 7,067,612
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 4.1%
14.	Type of reporting person (see instructions) PN

CUSIP No. 375916103	Page 5 of 12

1.	Names of reporting persons. Coliseum Capital Co-Invest III, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,045,363
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,045,363

11.	Aggregate amount beneficially owned by each reporting person 1,045,363
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.6%
14.	Type of reporting person (see instructions) PN

CUSIP No. 375916103	Page 6 of 12

1.	Names of reporting persons. Adam Gray
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 9,881,461
	9.	Sole dispositive power 0
	10.	Shared dispositive power 9,881,461

11.	Aggregate amount beneficially owned by each reporting person 9,881,461
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 5.7%
14.	Type of reporting person (see instructions) IN

CUSIP No. 375916103	Page 7 of 12

1.	Names of reporting persons. Christopher Shackelton
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 9,881,461
	9.	Sole dispositive power 0
	10.	Shared dispositive power 9,881,461

11.	Aggregate amount beneficially owned by each reporting person 9,881,461
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 5.7%
14.	Type of reporting person (see instructions) IN

CUSIP No. 375916103	Page 8 of 12

EXPLANATORY NOTE

The common shares (the “Common Shares”) of Gildan Activewear Inc. (the “Issuer”) to which this Schedule 13D (this “Schedule 13D”) relates were previously reported by the Reporting Persons (as defined below) on Schedule 13G filed with the Securities and Exchange Commission on May 15, 2023. This Schedule 13D shall be deemed to be a conversion of such Schedule 13G set forth above pursuant to Rule 13d-1(e) under the Act.

Item 1. Security and Issuer.

This Schedule 13D relates to the Common Shares of the Issuer. The principal executive offices of the Issuer are located at 600 de Maisonneuve Boulevard West, Montreal, Quebec, Canada H3A 3J2 .

Item 2. Identity and Background.

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons and the information regarding them, are as follows:

(a)	This Schedule 13D is filed by:

•	Coliseum Capital Management, LLC, a Delaware limited liability company (“CCM”);

•	Coliseum Capital, LLC, a Delaware limited liability company (“CC”);

•	Coliseum Capital Partners, L.P., a Delaware limited partnership (“CCP”);

•	Coliseum Capital Co-Invest III, L.P., a Delaware limited partnership (“CCC III”);

•	Adam Gray (“Mr. Gray”); and

•	Christopher Shackelton (“Mr. Shackelton”).

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons”.

(b)	The business address of the Reporting Persons is 105 Rowayton Avenue, Rowayton, CT 06853.

(c)

The present principal occupation or employment of each of the Reporting Persons and the name, principal business and address of any corporation or other organization in which such employment is conducted is as follows:

CCM is the investment adviser to CCP and CCC III, which are investment limited partnerships. CC is the general partner of CCP and CCC III. Mr. Gray and Mr. Shackelton are the managers of CC and CCM.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The citizenship or place of organization for each of the Reporting Persons is listed in Row 6 of the cover pages hereto.

CUSIP No. 375916103	Page 9 of 12

Item 3. Source and Amount of Funds or Other Consideration.

The source and amount of funds used in purchasing the Common Shares by the Reporting Persons and a separate account investment advisory client of CCM (the “Separate Account”) were as follows:

Purchaser	Source of Funds	Amount
CCP	Working Capital	$289,979,791.20
CCC III	Working Capital	$33,025,009.67
Separate Account	Working Capital	$70,533,099.76

Item 4. Purpose of Transaction.

Support Agreement

On December 17, 2023, CCM entered into a support agreement with the Issuer dated December 17, 2023 (the “Support Agreement”), a copy of which is attached as Exhibit 1. Pursuant to the Support Agreement, the Board of Directors of the Issuer appointed Mr. Shackelton to serve as director and the Issuer agreed that in connection with the Issuer’s annual general meetings held in 2024 and 2025, the Issuer would cause the Issuer’s slate of directors to include Mr. Shackelton and the Issuer would solicit proxies in favor of Mr. Shackleton.

In addition, pursuant to the Support Agreement and subject to certain exceptions set forth in the Support Agreement:

•

CCM agreed that at any meeting of shareholders of the Issuer at which CCM or certain Affiliated Entities (as defined in the Support Agreement) are entitled to vote, CCM would vote cause to be voted all the Common Shares that CCM or certain Affiliated Entities beneficially own in favor of the individuals nominated by the Issuer’s management.

•

CCM agreed that, effective as of the date of the Support Agreement and continuing until the close of the 2025 annual and general meeting of shareholders of the Issuer to be held in 2025, CCM and certain Affiliated Entities would not, directly or indirectly, (a) make, or induce any person to make, any unsolicited take-over bid, material asset purchase or any other unsolicited merger or unsolicited going-private transaction involving a material portion of the assets or securities of the Issuer or its Affiliated Entities, (b) other than in accordance with the terms of the Support Agreement, engage in, participate in, or in any way initiate, any “solicitation” (as such term is defined in the Canada Business Corporations Act and in any applicable securities laws) of proxies or consents, with respect to the voting of any securities of the Issuer, (c) seek, alone or jointly or in concert with others, (i) to requisition or call a meeting of the shareholders of the Issuer, (ii) to obtain representation on, or nominate or propose the nomination of any candidate for election to, the Board of Directors of the Issuer, other than as provided in the Support Agreement, or (iii) to effect the removal of any member of the Board of Directors of the Issuer or otherwise alter the composition of the Board of Directors of the Issuer, other than as expressly provided in the Support Agreement, (d) submit, or induce any person to submit, any shareholder proposal to the Issuer or the Board of Directors of the Issuer or (e) enter into any agreements or understandings with any person with respect to the foregoing, or assist or support any person to take any action inconsistent with the foregoing.

CCM also confirmed in the Support Agreement that it currently intends to acquire, in accordance with and subject to applicable law, market conditions and the trading policies of the Issuer, additional Common Shares with the hope of becoming the largest shareholder of the Issuer.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement, a copy of which is attached hereto as Exhibit 1 to this Schedule 13D and incorporated by reference herein.

CUSIP No. 375916103	Page 10 of 12

General

The Reporting Persons acquired the Common Shares set forth in Item 5 of this Schedule 13D for investment purposes, and such purposes were made in the Reporting Persons’ ordinary course of business.

In pursuing its investment purposes, the Reporting Persons may, subject to the Support Agreement, further purchase, hold, vote, trade, dispose or otherwise deal in the Common Shares at times, and in such manner (including pursuant to hedging transactions), as they deem advisable to benefit from changes in market prices of the Common Shares, changes in the Issuer’s operations, business strategy or prospects, or from a sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons routinely will monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Persons’ modifying their ownership of the Common Shares, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer’s operations, governance or capitalization, or in proposing one or more of the other actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. Subject to the Support Agreement, the Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Common Shares or dispose of all shares of Common Shares beneficially owned by them, in public market or privately negotiated transactions. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5. Interest in Securities of the Issuer.

(a) – (b) The information relating to the beneficial ownership of the Common Shares by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 172,199,799 Common Shares outstanding as of October 31, 2023, as reported in the Issuer’s Current Report on Form 6-K filed with the Securities and Exchange Commission on October 31, 2023.

(c) The Reporting Persons and the Separate Account effected the following transactions in the Common Shares on the dates indicated, and such transactions are the only transactions in the Common Shares by the Reporting Persons in the sixty days preceding the filing of this Schedule 13D:

Name	Purchase or Sale	Date	Number of Shares	Weighted Average Price Per Share	Range of Prices
CCP	Sale	11/6/2023	103,065	$33.45	$33.61-$33.25
Separate Account	Sale	11/6/2023	26,554	$33.45	$33.61-$33.25
CCP	Sale	11/7/2023	34,800	$33.50	$33.81-$33.36
Separate Account	Sale	11/7/2023	8,938	$33.50	$33.81-$33.36
CCP	Sale	11/8/2023	27,704	$33.49	$33.64-$33.40
Separate Account	Sale	11/8/2023	7,098	$33.49	$33.64-$33.40
CCP	Sale	11/9/2023	13,640	$34.05	$34.07-$34.05
Separate Account	Sale	11/9/2023	3,509	$34.05	$34.07-$34.05
CCP	Sale	11/13/2023	19,889	$34.04	$34.05-$34.04
Separate Account	Sale	11/13/2023	5,111	$34.04	$34.05-$34.04
CCP	Sale	11/14/2023	91,413	$34.89	$35.08-$34.71
Separate Account	Sale	11/14/2023	23,587	$34.89	$35.08-$34.71
CCP	Sale	11/15/2023	131,359	$35.52	$35.81-$35.35

CUSIP No. 375916103	Page 11 of 12

Separate Account	Sale	11/15/2023	33,641	$35.52	$35.81-$35.35
CCP	Sale	11/16/2023	3,278	$35.62	$35.63-$35.61
Separate Account	Sale	11/16/2023	846	$35.62	$35.63-$35.61
CCP	Sale	11/17/2023	36,362	$35.60	$35.77-$35.55
Separate Account	Sale	11/17/2023	9,346	$35.60	$35.77-$35.55
CCP	Sale	11/20/2023	39,788	$35.84	$35.93-$35.75
Separate Account	Sale	11/20/2023	10,212	$35.84	$35.93-$35.75
CCP	Sale	11/28/2023	2,088	$36.19	$36.25-$36.18
Separate Account	Sale	11/28/2023	535	$36.19	$36.25-$36.18
CCP	Sale	11/30/2023	30,796	$36.22	$36.26-$36.19
Separate Account	Sale	11/30/2023	7,942	$36.22	$36.26-$36.19
CCP	Sale	12/1/2023	189,759	$36.83	$37.16-$36.52
Separate Account	Sale	12/1/2023	48,402	$36.83	$37.16-$36.52
CCP	Sale	12/4/2023	99,470	$37.24	$37.31-$37.21
Separate Account	Sale	12/4/2023	25,530	$37.24	$37.31-$37.21
CCP	Sale	12/5/2023	122,444	$37.40	$37.65-$37.15
Separate Account	Sale	12/5/2023	31,525	$37.40	$37.65-$37.15
CCP	Sale	12/7/2023	64,768	$37.15	$37.21-$37.05
Separate Account	Sale	12/7/2023	16,613	$37.15	$37.21-$37.05

(d) Except as set forth in Item 6 hereof, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares reported herein.

(e) Not applicable.

The information in Items 4 and 6 hereof is incorporated by reference herein.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

CCM is an investment adviser whose clients, including CCP, CCC III and the Separate Account, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares. CC is the general partner of CCP and CCC III. Mr. Gray and Mr. Shackelton are the managers of CC and CCM.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments hereto. A copy of such agreement is attached as Exhibit 2 to this Schedule 13D and is incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description

1	Support Agreement

2*	Joint Filing Agreement

3**	Power of Attorney

*	Incorporated herein by reference to the Reporting Persons’ Schedule 13G with respect to the Common Shares filed with the SEC on May 15, 2023.
**	Incorporated herein by reference to Exhibit 24.1 to the Form 3 filed by certain of the Reporting Persons on December 11, 2015.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 26, 2023

COLISEUM CAPITAL MANAGEMENT, LLC		COLISEUM CAPITAL, LLC

By:	/s/ Thomas Sparta	By:	/s/ Thomas Sparta
	Thomas Sparta, Attorney-in-fact		Thomas Sparta, Attorney-in-fact

COLISEUM CAPITAL PARTNERS, L.P.		COLISEUM CAPITAL CO-INVEST III, L.P.

By:	Coliseum Capital, LLC, General Partner	By:	Coliseum Capital, LLC, General Partner

By:	/s/ Thomas Sparta	By:	/s/ Thomas Sparta
	Thomas Sparta, Attorney-in-fact		Thomas Sparta, Attorney-in-fact

CHRISTOPHER SHACKELTON		ADAM GRAY

By:	/s/ Thomas Sparta	By:	/s/ Thomas Sparta
	Thomas Sparta, Attorney-in-fact		Thomas Sparta, Attorney-in-fact